usbancorp.
Fund Services, LLC

615 East Michigan Street
Milwaukee, WI 53202

40-17G
811-6111

04042227

August 30, 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street,
Washington, DC 20549

RECEIVED SEP 07 2004 SEC MAIL PROCESSING SECTION WASH. D.C. 155

Subject: The Mexico Equity and Income Fund, Inc.

Ladies and Gentlemen:

I have enclosed, pursuant to Rule 17g-1 (g) under the Investment Company Act of 1940, the following documents:

1. A copy of The Mexico Equity and Income Fund, Inc. Fidelity Bond insurance policy binder received August 26, 2004. The policy is effective from September 1, 2004 to September 1, 2005.
2. A copy of the check and invoice for the Fidelity Bond.

The next regularly scheduled meeting of the Board of Directors will take place 0n September 28, 2004. At this time, a copy of the Resolution of the Board of Directors, including all of the Directors who are not "interested persons" of the Fund, approving the form and amount of the bond will be filed with the SEC.

The premium for the fidelity bond has been paid through September 1, 2005.

Please acknowledge receipt of this letter and its enclosures by date-stamping the enclosed copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Respectfully,

Andrew P. Chica
Assistant Vice-President

PROCESSED
SEP 13 2004
THOMSON
FINANCIAL

# INSURANCE BINDER 43420

FRANKCRYSTAL
&COMPANY
40 BROAD STREET • NEW YORK, NY 10004
(212) 344-2444 • (800) 221-5830
TELEX: 222792 • CABLE: CRYSTINSCOS
TELECOPIER: (212) 425-7017

| | |
|---|---|
| Insured's Mailing Address: The Mexico Equity & Income Fund, Inc.<br>c/o US Bancorp Fund Services, LLC<br>615 East Michigan Street<br>Milwaukee, WI 53202 | Date Typed 08/26/03<br>By: yye/43420<br>A/E: PAB<br>Insured's No.<br>Telephone Confirmation ☐ |
| Company or Agency: National Union Fire Insurance Company<br>c/o Marsh Affinity Group Services<br>P.O. Box 9234<br>Des Moines, IA 50306 | Date<br>With Whom |
| New Order ☐ Endorsement ☐ Renewal ☒ Rewrite ☐ Information Only ☐ | Inception or Effective Date 09/01/04 |
| Name (if different from mailing address) | Expiration 09/01/05<br>Policy No. TBD<br>Company National Union Fire Ins. Co. |
| Location(s) (if different from mailing address) | Prepaid ☐<br>Installment ☐<br>Premium $3,090 |

Type of Coverage - RMIC Bond

**Specifications -** **It is hereby understood and agreed that renewal coverage is bound effective September 1, 2004 to September 1, 2005, as follows:**

| Limit of Liability | Deductible | Annual Premium |
|---|---|---|
| $1,000,000 | $0 as respects Fidelity for the Funds; $25,000 all other | $3,090 |

**Coverage is bound pursuant to the terms and conditions of expiring Bond Number 621-41-46**

Mortgagee ☐ Loss Payee ☐ Additional Insured ☐ Other ☐

| | |
|---|---|
| Enclosure ☐ | The undersigned company agrees, for its respective interests only and to the extent respectively indicated to effect insurance or changes as set forth. This agreement is binding for account of the Assured until acceptance of satisfactory policy and/or endorsement and/or term agreed to by Frank Crystal & Co., Inc. This Binder is issued for a period of 60 days and automatically will be extended for additional consecutive periods of 60 days until acceptance of the Policy, Bond, and/or Endorsement by the Assured. |
| Remarks ☐ | |
| For Frank Crystal & Co., Inc.<br>Refer to: Patricia A. Bernasconi | Name of Underwriter:<br>(Print or Type) Dain Jorgenson<br>Signature Original signature on file with Frank Crystal & Co., Inc. |
| Admitted ☒ Non-Admitted ☐ | For (Insurance Company) National Union Fire Ins. Company<br>Date Signed |

usbank. Five Star Service Guaranteed

**Private Client & Trust Services** 8/31/04

93-541
920

100328047

19-5370
FIDELITY BOND PREMIUM FOR 9/1/04-05/MEXICO

******3,090 DOLLARS AND 00 CENTS

PAY TO THE
ORDER OF

PAY $3,090.00

FRANK CRYSTAL & CO., INC.
40 BROAD STREET
NEW YORK, NY 10004

AUTHORIZED SIGNATURE

ISSUED BY: TRAVELERS EXPRESS COMPANY, INC. DRAWEE: FIRST INTERSTATE BANK, HELENA, MT
P.O. BOX 9476 MINNEAPOLIS, MN 55480

---

| | | |
|---|---|---|
| 19-5370 | $3,090.00 | 8/31/04<br>$3,090.00 |

MF-TF-MILWMFUNDS2 0220 THE MEXICO EQUITY AND INCOME FUND

FIDELITY BOND PREMIUM FOR 9/1/04-05/MEXICO

FRANK CRYSTAL & CO., INC.
40 BROAD STREET
NEW YORK, NY 10004

**Private Client & Trust Services**

FRANK CRYSTAL & COMPANY

# INVOICE

Frank Crystal & Co., Inc.
40 Broad Street
New York, NY 10004-2337
PHONE 212 344-2444 800 221-5830
FAX 212 509-1292

Original

| INVOICE DATE | INVOICE NUMBER |
|---|---|
| 08/26/04 | 159541 |

The Mexico Equity & Income Fund
c/o US Bancorp Fund Services - A Chica
615 E. Michigan Street
Milwaukee, WI 53201-0701

| BILL-TO CODE | CLIENT CODE |
|---|---|
| MEXIEQ | MEXIEQ |

| NAMED INSURED | ACCOUNT EXECUTIVE |
|---|---|
| The Mexico Equity & Income | Patricia Bernasconi 212-504-5906 |

| EFFECTIVE DATE | EXPIRATION DATE | POLICY NUMBER | INSURER |
|---|---|---|---|
| 09/01/04 | 09/01/05 | BINDER321696 | National Union Fire Ins. |

| EFFECTIVE DATE | COVERAGE DESCRIPTION (REFER TO POLICY/BINDER FOR DETAILS) | AMOUNT |
|---|---|---|
| 09/01/04 | Renewal - Investment Company Bond | $3,090.00 |
| | Amount Due: | $3,090.00 |

**If you do not want the insurance described above, then return the Binder and/or Policy to us at once. If you hold the contract in your possession, then you will be deemed to have accepted it.** 10*359946 Page 1

FRANK CRYSTAL & COMPANY

# REMITTANCE

Please return this portion with your payment

| BILL-TO |
|---|
| The Mexico Equity & Income Fund<br>c/o US Bancorp Fund Services - A Chica<br>615 E. Michigan Street<br>Milwaukee, WI 53201-0701 |

| INVOICE DATE | INVOICE NO. |
|---|---|
| 08/26/04 | 159541 |

| BILL-TO CODE | CLIENT CODE |
|---|---|
| MEXIEQ | MEXIEQ |

| AMOUNT DUE | AMOUNT REMITTED |
|---|---|
| $3,090.00 | |

Frank Crystal & Co., Inc.
40 Broad Street
New York, NY 10004-2337

**PAYMENT TERMS: Amount due and payable by the effective date shown above**

usbancorp.
Fund Services, LLC

615 East Michigan Street
Milwaukee, WI 53202

COPY

August 30, 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street,
Washington, DC 20549

Subject: The Mexico Equity and Income Fund, Inc.

Ladies and Gentlemen:

I have enclosed, pursuant to Rule 17g-1 (g) under the Investment Company Act of 1940, the following documents:

1. A copy of The Mexico Equity and Income Fund, Inc. Fidelity Bond insurance policy binder received August 26, 2004. The policy is effective from September 1, 2004 to September 1, 2005.
2. A copy of the check and invoice for the Fidelity Bond.

The next regularly scheduled meeting of the Board of Directors will take place 0n September 28, 2004. At this time, a copy of the Resolution of the Board of Directors, including all of the Directors who are not "interested persons" of the Fund, approving the form and amount of the bond will be filed with the SEC.

The premium for the fidelity bond has been paid through September 1, 2005.

Please acknowledge receipt of this letter and its enclosures by date-stamping the enclosed copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Respectfully,

Andrew P. Chica
Assistant Vice-President